                                 EXHIBIT 11.01

                          CONSOLIDATED PRODUCTS, INC.

                       COMPUTATION OF EARNINGS PER SHARE



NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

Primary earnings per common and common equivalent share are computed by dividing net earnings by the weighted average number of common shares outstanding and common equivalent shares. Common equivalent shares include shares subject to purchase under stock options and stock warrants. Primary weighted average shares and equivalents increased due to an increase in the number of shares outstanding arising from the conversion of the Company's 10% subordinated convertible debentures into the Company's common stock effective April 3, 1995.

Fully diluted earnings per common and common equivalent share assumes, in addition to the above, that the Debentures were converted at the date of issuance, and that net earnings are increased by the actual amount of interest expense, net of income taxes, related to the Debentures.

The following table presents information necessary to calculate earnings per common and common equivalent share (adjusted for the five for four stock split declared in December 1997):

                                                                      1997           1996           1995
                                                             -------------------------------------------
Primary:
  Weighted average shares outstanding                           19,539,949     18,982,904     15,525,515
  Share equivalents                                                341,371        417,464        493,920
                                                             -------------------------------------------
  Weighted average shares and equivalents                       19,881,320     19,400,368     16,019,435
                                                             -------------------------------------------

Fully Diluted:
  Weighted average shares outstanding                           19,539,949     18,982,904     15,525,515
  Share equivalents                                                414,167        471,316        608,979
  Conversion of Debentures                                              --             --      3,033,135
                                                             -------------------------------------------
  Weighted average shares and equivalents                       19,954,116     19,454,220     19,167,629
                                                             -------------------------------------------

Net earnings:
  Net earnings for primary earnings per share computation     $ 16,148,831    $13,009,127    $10,026,144
  Add-interest expense, net of income taxes, applicable to
   Debentures                                                           --             --        333,003
                                                             -------------------------------------------
  Net earnings, as adjusted for fully diluted earnings
   per share computation                                      $ 16,148,831    $13,009,127    $10,359,147
                                                             -------------------------------------------

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No.128, "Earnings Per Share". For its fiscal year beginning September 25, 1997, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating basic earnings per share, the dilutive effect of stock options will be excluded. The change is expected to result in an increase of $.02 per share to primary (basic) earnings per share for both fiscal years 1997 and 1996. The change is expected to have no effect on diluted earnings per share for fiscal 1997 or 1996.



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